FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SAMI Brokerage LLC
Year Ended December 31, 2023
With Report and Supplemental Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SAMI Brokerage LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 High Ridge Park

(No. and Street)

Stamford   **CT**   **06905**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jean Orlando   **(203) 321-1136**   JORLANDO@SAMIPFD.COM

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young

(Name – if individual, state last, first, and middle name)

Middleswart   **Julie**

(Address)   (City)   (State)   (Zip Code)

801 Grand Ave Des Moines   **IA 50309**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Jean Orlando_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _SAMI Brokerage LLC_____, as of _2/28_____, 2_024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NANCY K. DRAY
Notary Public
My Commission Expires November 30,
2028

Signature: _Jean M Orlando_

Title:
Chief Financial Officer

Nancy K. Dray
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAMI Brokerage LLC
Financial Statements and
Supplemental Information

Year Ended December 31, 2023

Contents



Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of SAMI Brokerage LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SAMI Brokerage LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2001.

February 27, 2024

SAMI Brokerage LLC

Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	416,668
Income tax receivable		30,214
Total assets		446,882

Liabilities and member's equity

Payable to Spectrum Asset Management, Inc.		23,154
Accounts payable		31,878
Total liabilities		55,032
Member's equity		391,850
Total liabilities and member's equity	$	446,882

See accompanying notes.

-

SAMI Brokerage LLC

Statement of Operations
Year Ended December 31, 2023

Revenues		
Commissions	$	338,487
Interest income		9,959
Total revenues		348,446
Expenses		
Clearing and execution fees		214,114
Regulatory fees		63,319
Other operating expenses		121,008
Total		398,441
Expense allocation from parent		319,680
Total expenses		718,121
Loss before income taxes		(369,675)
Income tax benefit		(85,109)
Net loss	$	(284,566)

See accompanying notes.

SAMI Brokerage LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2023

	Total Member's Equity
Balance at January 1, 2023	$ 488,865
Contributions	187,551
Net loss	(284,566)
Balance at December 31, 2023	$ **391,850**

See accompanying notes.

SAMI Brokerage LLC

Statement of Cash Flows
Year Ended December 31, 2023

Operating activities

Net loss	$	**(284,566)**
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Income tax receivable		**10,874**
Receivable from Spectrum Asset Management, Inc.		**12,992**
Payable to Spectrum Asset Management, Inc.		**23,154**
Accounts payable		**(23,577)**
Net cash used in operating activities		**(261,123)**

Financing activities

Member contributions		**187,551**
Net cash provided by financing activities		**187,551**

Net increase (decrease) in cash and cash equivalents		**(73,572)**
Cash and cash equivalents at beginning of year		**490,240**
Cash and cash equivalents at end of year	$	**416,668**

See accompanying notes.

SAMI Brokerage LLC

Notes to Financial Statements

December 31, 2023

1. Organization

Organization and Nature of Business

SAMI Brokerage LLC (the "Company") was formed on January 2, 2019 as a Delaware limited liability company. Prior to that, the Company's operations were part of Spectrum Asset Management, Inc.("Spectrum"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), providing security investment brokerage for institutional clients. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC ("NFS").

The Company is a wholly owned subsidiary of Spectrum which is a wholly owned subsidiary of Principal Global Investors Holding Company (US), LLC (Principal Global). Principal Global is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI). PFSI is a wholly owned subsidiary of Principal Financial Group (PFG).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company is required to hold cash on deposit with NFS. The amount held on deposit with NFS is $300,000 as of December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual results could differ from the estimates and assumptions utilized.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Allowance for Credit Loss

The authoritative guidance requires entities to use a current expected credit loss model to measure impairment for most financial assets that are not recorded at fair value through net income. Under the model, the Company will estimate lifetime expected credit losses considering available relevant information about historical events, current conditions, and reasonable and supportable forecasts. The Company's evaluation included but was not limited to evaluating receivable balances within scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit-related losses are extremely remote. As such, based on this scenario and the immaterial nature of receivables, the Company did not record an allowance and will regularly monitor current financial assets and assess new financial assets that are carried at book value.

Income Taxes

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax basis of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Broker Commissions and Fees

The Company earns commission revenue through brokerage services it executes on behalf of its customers. The performance obligation for these revenues is satisfied at the time the trade is executed. The clearing and execution operations are performed by NFS. The Company is charged clearing fees for all trades cleared through NFS. The Company also incurs execution costs for certain trades executed over an exchange. As of December 31, 2023, the total amount payable to NFS (net of commission revenue and clearing/execution costs) is $5,758 and is included in Accounts Payable on the Statement of Financial Condition.

Notes to Financial Statements (continued)

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company paid no taxes during 2023.

Income tax expense (benefit) was as follows as of December 31, 2023:

Current income taxes (benefits):		
U.S. federal	$	(75,644)
State		(9,465)
Total current income taxes (benefits)	$	(85,109)

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2023 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2023.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

4. Related-Party Transactions

The Company has entered into an expense reimbursement agreement with Spectrum to reimburse Spectrum for certain office and administrative services that Spectrum pays on the Company's behalf. These costs are settled on an annual basis net of tax credits, or as agreed upon between the Company and Spectrum. As of December 31, 2023, total amount billed to the Company for 2023 was $319,680.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2023, the Company had defined net capital of $361,636 which was $356,636 in excess of its required minimum net capital of $5,000. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was .1522 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

6. Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued.

Supplemental Information

SAMI Brokerage LLC

Schedule I –Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2023

1.	Total ownership equity from statement of financial condition	$ 391,850
2.	Deduct ownership equity not allowable for net capital	
3.	Total ownership equity qualified for net capital	391,850
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
	B. Other (deductions) or allowable credits	
5.	Total capital and allowable subordinated liabilities	391,850
6.	Deductions and/or charges:	
	A. Total nonallowable assets from statement of financial condition (Notes B and C)	30,214
	B. Secured demand note deficiency	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	
	D. Other deductions and/or charges	
7.	Other additions and/or allowable credits	
8.	Net capital before haircuts on securities positions	361,636
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):	
	A. Contractual securities commitments	
	B. Subordinated securities borrowings	
	C. Trading and investment securities:	
	1. Exempted securities	
	2. Debt securities	
	3. Options	
	4. Other securities	
	D. Undue concentration	
	E. Other	
10.	Net capital	$ 361,636

SAMI Brokerage LLC

Schedule I –Computation of Net Capital
Under SEC Rule 15c3-1 (continued)

Computation Basic of Net Capital Requirement
Part A

11. Minimum net capital required (6 2/3% of line 19)	$	3,669
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		356,636
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	355,636

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	55,032
17. Add:		
A. Drafts for immediate credit		
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
19. Total aggregate indebtedness	$	55,032
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		15.22%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		0.00

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

Schedule I –Computation of Net Capital
Under SEC Rule 15c3-1(continued)

2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the company's corresponding, unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2023.

SAMI Brokerage LLC

Schedule II –Computation for Determination of the Reserve Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2023

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below
the section upon which such exemption is based (check one
only):
A. (k)(1) – Limited business (mutual funds and/or
variable annuities only)   _____
B. (k)(2)(i) – "Special Account for the Exclusive
Benefit of Customers" maintained   _____
C. (k)(2)(ii) – All customer transactions cleared through
another broker-dealer on a fully-disclosed basis. Name of
clearing firm: National Financial Services LLC.   ____X____
D. (k)(3) – Exempted by order of the Commission   _____

SAMI Brokerage LLC

Schedule III – Information Relating to the Possession or Control Requirements
Under SEC Rule 15c3-3

December 31, 2023

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that Rule.



Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of SAMI Brokerage LLC.

We have reviewed management's statements, included in the accompanying SAMI Brokerage LLC's Exemption Report, in which (1) SAMI Brokerage LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2023, without exception.

Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R.§ 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240. 17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2024